Mail Stop 4561

June 30, 2009

Via US Mail and facsimile to (281) 269-7222

David Zalman
Chief Executive Officer
Prosperity Bancshares, Inc.
Prosperity Bank Plaza
4295 San Felipe
Houston, TX 77027

>   **Re: Prosperity Bancshares, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2008**
>   **Filed March 2, 2009**
>   **File No. 000-25051**

Dear Mr. Zalman:

We have completed our review of your Form 10-K for fiscal year ended December 31, 2008 and have no further comments at this time. Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3419 with any questions.

Sincerely,

Christian Windsor
Special Counsel